TIOMIN RESOURCES INC.

PRESS RELEASE

82-3430

Tiomin Appoints Project Manager for Kwale Project

Toronto, Canada. April 13, 2006. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) is pleased to announce the appointment of Mr. Wayne Mitchell to the position of Project Manager for the Kwale project in Kenya, effective April 10, 2006.

Mr. Mitchell, a mechanical engineer, brings 29 years of experience in engineering and construction within the mining, mineral processing and chemical industries. Prior to joining Tiomin, he held senior management positions with Ausenco Limited, Hatch Australia, WMC Resources and RGC Mineral Sands Ltd. In 2004, he successfully managed the procurement and construction of the Tulawaka gold mine in Tanzania on time and under budget.

Based in Mombasa, Kenya, Mr. Mitchell will be responsible for the engineering, procurement, construction and commissioning of the Kwale mineral sands project. He will be joining the senior management team of Tiomin Kenya Ltd. led by Mr. Joe Schwarz, General Manager, appointed in August 2005. Mr. Schwarz has over 25 years of experience in base metals operations and project development, mainly with Anglo American Corporation in Africa and South America.

"We welcome Mr. Mitchell to the management team. His strong credentials in project management and construction, along with his extensive experience in mineral sands will be very valuable in the successful development of Kwale," commented Mr. Jean-Charles Potvin, President and CEO of Tiomin.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, or Laurie Gaborit, Investor Relations, ext. 222. Visit the Company's website at www.tiomin.com.